August 31, 2011

VIA HAND DELIVERY & EDGAR

TRANSMISSION

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ms. Hayes:

Re:	The Bank of Nova Scotia
Form 40-F for the Fiscal Year Ended October 31, 2010
Filed December 3, 2010
File No. 002-09048

On behalf of The Bank of Nova Scotia (together with its subsidiaries, “Scotiabank” or the “Bank”), I am writing in response to the request for information contained in the Staff’s comment letter dated July 8, 2011 (the “Comment Letter”) regarding the Bank’s Form 40-F for the period ended October 31, 2010. Staff requested information in connection with the nature and extent of our past, current and anticipated business activities related to, or contacts with Cuba, Iran, Sudan and Syria (collectively, the “Jurisdictions”), since our response letters dated March 17, 2007 and July 26, 2007 (collectively the “2007 Response”). For the convenience of Staff’s review, set forth below are the comments contained in the Comment Letter along with the responses of the Bank (the “Response Letter”).

We note for the information of the Staff that concurrent with the submission of this letter, a redacted letter has been filed with the Commission via EDGAR, and confidential treatment of portions of that response letter is being requested pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”).

In preparing this Response Letter, the Bank has engaged in a due diligence process to accumulate the necessary data and supporting documentation. This included assessing various systems as well as formally requesting information from business lines, countries where the Bank operates, major operating subsidiaries and specialized departments, including our trade finance and correspondent banking operations and the global money transfer operations located in Toronto. Notwithstanding the due diligence conducted, while the Bank acknowledges its responsibility for the adequacy and accuracy of the information contained within this Response Letter, it is not possible to be certain that every relationship or transaction has been captured given the size and breadth of the Bank’s operations, and the multiplicity of systems that the Bank employs which are not generally designed to automatically capture the information as requested by Staff.

1	Confidential Treatment Requested by The Bank of Nova Scotia of Limited Portions of the Responses to Comments 2 and 3 Pursuant to Rule 83.

The numbers used herein in relation to such things as numbers of accounts, account balances and present exposures, unless otherwise indicated, are generally as of April 30, 2011, our fiscal half year to date. All financial information provided in this Response Letter consists of internally generated numbers that are not in accordance with Canadian GAAP, are unaudited and have not been reviewed by the Bank’s auditors. The Bank reports its financial information using Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars, unless otherwise stated. In an effort to provide Staff with an estimate of materiality, information has generally been compared to the Bank’s audited financial results for its most recently completed fiscal year ended October 31, 2010.

SEC Letter of July 8, 2011

2.      You disclose on page 3 of Exhibit 1 to your Form 40-F that you operate in Latin America, a region generally understood to include Cuba. It also appears from your website that you may engage in transactions relating to Iran, and that you facilitate wire transfers to Sudan and Syria. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates or other direct or indirect arrangements, since your letter to us dated July 26, 2007. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments since that letter. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received.

RESPONSE

A. Introduction

Scotiabank is Canada’s most international bank, with more than 70,000 employees serving some 18.6 million customers in more than 50 countries around the world. The Bank offers a broad range of financial products and services and as a Canadian bank with global operations, investors and customers have certain expectations about the type and breadth of services that the Bank will offer.

Our 2007 Response indicated that the Bank’s activities with respect to (i) wire payments; (ii) trade finance; (iii) Canadian retail banking; (iv) international retail banking; and (v) international governments within the Jurisdictions are minimal, immaterial, and do not constitute a material investment risk to the Bank’s security holders. This continues to be true as of the date of this Response Letter as discussed further below.

2	Confidential Treatment Requested by The Bank of Nova Scotia of Limited Portions of the Responses to Comments 2 and 3 Pursuant to Rule 83.

The 2007 Response stated that the Bank does not:

•	Have any employees, offices, assets, branches or other premises located in the Jurisdictions;

•	Engage any third parties or agents to solicit business in the Jurisdictions; or

•	Make investments in entities organized in the Jurisdictions.

These representations continue to be true as of the date of this Response Letter, with the exception of **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

At this time, the Bank does not, with the exception of **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**, anticipate any changes in the manner in which the Bank does business relative to, or interacts with, the Jurisdictions other than as may be required to ensure continued compliance with Canadian or other applicable laws, regulations or sanctions in the countries where we operate. The Bank’s business contacts with the governments of the Jurisdictions and their respective affiliates and entities they control have not, with the exception of **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**, materially changed since our 2007 Response.

As in 2007, the most significant type of business that the Bank does, in relation to the Jurisdictions, is to send and receive, via correspondent banks, wire transfers of funds to and from the Jurisdictions on behalf of customers. The Bank also engages in issuing, advising and confirming letters of credit on behalf of customers, as well as providing documentary collections services, thus the Bank may acquire limited credit exposure to a bank in one of the Jurisdictions. The Bank also maintains some deposit accounts, some investment accounts and, in a very few cases, has extended some form of credit to customers who live in one of the Jurisdictions and in some cases are citizens of one of the Jurisdictions. The business is overwhelmingly retail (save for the trade finance business) and inconsequential. None of the businesses within the Jurisdictions as described below, either individually or in the aggregate, are material to Scotiabank nor constitute a material investment risk to the Bank’s security holders. As discussed below, our analysis of the materiality of the Bank’s activities associated with the Jurisdictions also included consideration of the qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of our corporate activities on the Bank’s reputation and share value.

B. Wire Payments

The Bank has retail, commercial and corporate customers who either send or receive payments via wire transfer to and from persons or entities with whom they have either a personal or business relationship. A small number of these persons and entities are located within the

3	Confidential Treatment Requested by The Bank of Nova Scotia of Limited Portions of the Responses to Comments 2 and 3 Pursuant to Rule 83.

Jurisdictions. The Bank does not have a correspondent bank in any of Iran, Syria or Sudan and effects wire transfers to these Jurisdictions through its correspondents who, in turn, have correspondents within those countries. With respect to Cuba, this business is conducted via SWIFT utilizing the Bank’s **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** Cuban correspondent banks.

The Bank estimates that it processes **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** wire payment transactions each year. Virtually all payments to the Jurisdictions go through our Toronto global money transfer operations. In fiscal 2010, our Toronto global money transfer operations sent/received **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** wire payments to/from beneficiaries with addresses in the Jurisdictions representing **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the number of all payments processed. Of those wire payments, **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

The Bank estimates that it processes **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** in payments per day. In fiscal 2010, the dollar volume of payments to/from the Jurisdictions totalled **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** or, assuming 256 working days in a year, **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** per day. This amounts to **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the total value of payments processed in a low day. Of the **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. Of the total dollar value of payments processed, **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the payments were in Canadian dollars.

The numbers/volumes of transfers to/from the Jurisdictions for fiscal years 2007 – 2009 were similarly immaterial relative to the totality of wire payments processed.

All payments are processed through a system located in Toronto which scrutinizes domestic and cross-border transactions in real-time and alerts us to matches against sanctions-related watch lists.

C. Trade Finance

The Bank provides trade finance services to customers. The Bank’s business dealings and activities within the Jurisdictions have and continue to be on a limited and restricted basis and are primarily trade-related transactions that have originated from our commercial and corporate customers who are located in Canada and/or an international location in which the Bank is located (i.e. branch, office or subsidiary), and are exporting to one of the Jurisdictions.

4	Confidential Treatment Requested by The Bank of Nova Scotia of Limited Portions of the Responses to Comments 2 and 3 Pursuant to Rule 83.

**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

Cuba

The Bank’s business activities relating to Cuba are currently restricted and limited. The Bank has total trade/country limits of **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**of which the country/trade limit for Cuba is **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. The Bank has correspondent banking relationships with **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** which are government owned. (All banks in Cuba are government owned.) **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. The Bank maintains a **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. In fiscal 2010, the maximum outstanding **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. All transactions are limited to **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. All exports from the United States are under a U.S. government approved program for food and humanitarian aid and include a special export permit for each shipment. In fiscal 2010, **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

Syria

The Bank has no country limit for Syria but currently has limited business outstanding with **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

Iran

The Bank has no country limit for Iran and does not maintain any correspondent banking relationship with any Iranian banks, nor has it during the period 2007 to date.

Sudan

5	Confidential Treatment Requested by The Bank of Nova Scotia of Limited Portions of the Responses to Comments 2 and 3 Pursuant to Rule 83.

The Bank has no country limit for Sudan and does not maintain any correspondent banking relationship with any Sudanese banks, nor has it during the period 2007 to date. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

D. Canadian Retail

A review of Bank records has disclosed approximately **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** in Canada where the account owner, who may or may not be a citizen of one of the Jurisdictions, indicates an address located within one of the Jurisdictions. To the best of our knowledge, these accounts would have been opened when the client was in Canada and subject to the Bank’s “Know Your Client” (“KYC”) compliance processes. The total value of these accounts as at April 30, 2011 is **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**, representing **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the Bank’s $128.9 billion personal deposit liabilities as at year end October 31, 2010. Credit obligations associated with these customers amount to **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the Bank’s more than $183.0 billion total in mortgages, personal loans and credit cards as recorded on the Bank’s 2010 annual financial statements. Credit is only granted to Canadian residents. When credit customers move to another country, they are permitted to keep their accounts provided they continue to operate in a satisfactory manner.

A review of the Bank’s brokerage and mutual funds businesses in Canada has revealed **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** where the owner is identified as having or having had an address in one of the Jurisdictions. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. These are accounts of persons who are immigrating or have immigrated to Canada and are participating in Canadian government sponsored programs. At the time of this review, the total dollar amount in investments in these accounts was **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of assets under administration and management held for personal customers as recorded in the Bank’s 2010 annual statement) and **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the Bank’s more than $183.0 billion total in mortgages, personal loans and credit cards as recorded on the Bank’s 2010 annual financial statements.)

Note:	The Canadian Federal and Quebec Provincial Governments sponsor Immigrant Investor Programs designed to give experienced business people an opportunity to immigrate to Canada. By satisfying certain requirements and investing a pre-determined amount of capital, potential candidates can obtain Canadian permanent residency and eventual citizenship. Information on these Immigrant Investor Programs can be found at the following websites: Federal Government Program- http://www.cic.ca/english/immigrate/business/investors/index.asp and Quebec Provincial Program–
http://www.immigration-quebec.gouv.qc.ca/en/immigrate-settle/businesspeople/applying -business-immigrant/three-programs/investors/index.html. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

6	Confidential Treatment Requested by The Bank of Nova Scotia of Limited Portions of the Responses to Comments 2 and 3 Pursuant to Rule 83.

One of our asset management subsidiaries determined that **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**. The balance in the account is negligible, representing **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the $170.9 billion of assets under administration and management held for personal customers as recorded in the Bank’s 2010 annual statement.

E. International Retail

A review of Bank records has disclosed **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** throughout our international locations where the account owner, who may or may not be a citizen of one of the Jurisdictions, indicates an address located within one of the Jurisdictions. The total value of these accounts, as at May 30, 2011 was **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**, which is negligible when compared to the Bank’s $128.9 billion personal deposit liabilities as at 2010 fiscal year end. Credit obligations associated with these customers amount to **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**, which is negligible relative to some $183.0 billion total in mortgages, personal loans and credit cards as recorded on the Bank’s 2010 annual financial statements.

**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

F. International Government

**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

See also Trade Finance above.

3.      Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan or Syria.

7	Confidential Treatment Requested by The Bank of Nova Scotia of Limited Portions of the Responses to Comments 2 and 3 Pursuant to Rule 83.

RESPONSE

A. Introduction

The Bank continues to believe that its business associated with the Jurisdictions is immaterial from either a quantitative or qualitative perspective. In reaching this conclusion, the Bank has considered the nature and extent of its contacts relative to the Jurisdictions, as well as the potential reputational risks and impact on the Bank’s share value in dealing with the Jurisdictions in determining whether such transactions should be disclosed in its public disclosure filings, including its Form 40-F.

B. Quantitative Analysis

The Bank’s exposure to accounts/transactions associated with persons within the Jurisdictions is primarily via wire payment transfers and, to a lesser extent, trade finance. This exposure continues to be immaterial relative to the totality of similar business. Since 2007, the Bank’s customer base has increased from approximately 12 million customers to 18.6 million and total assets have increased from approximately $411.5 billion (as disclosed in our 2007 annual report) to $526.6 billion (as disclosed in our 2010 annual report). Consequently, the Bank’s contacts with respect to the Jurisdictions are even more negligible on a relative basis since our 2007 Response and continue to be immaterial by any quantitative measure.

C. Qualitative Analysis

The Bank continues to believe that its contacts with the Jurisdictions are completely inconsequential. The Bank does not currently conduct any business from within any of the Jurisdictions, **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

The Bank’s Reputation and Share Value

The Bank’s common shares trade on The Toronto Stock Exchange (the “TSX”) and The New York Stock Exchange (the “NYSE”). The majority of the shares are held by Canadian residents and the majority of the trading in the Bank’s common shares occurs on the TSX. The average daily trading volume of the Bank’s common shares for the first six months of the Bank’s fiscal year was 3,375,370 common shares on the TSX compared to 406,343 common shares on the NYSE. The average daily trading volume for the Bank’s 2010 fiscal year was 3,101,928 common shares on the TSX and 441,754 common shares on the NYSE.

In your Comment Letter, Staff has directed the Bank’s attention to investor sentiment evidenced by the adoption by various government and institutional investors of divestment policies and policies prohibiting the investment in companies that have operations within the Jurisdictions. We have considered these factors and have concluded that this investor sentiment is directed towards companies that have significant business relationships with the Jurisdiction’s

8	Confidential Treatment Requested by The Bank of Nova Scotia of Limited Portions of the Responses to Comments 2 and 3 Pursuant to Rule 83.

governments and/or companies organized within the Jurisdictions, or have operations and/or investments located within the Jurisdictions. As explained above, the Bank does not: have any employees, offices, assets, branches or other premises located in the Jurisdictions; or make investments in entities organized in the Jurisdictions.

**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**.

Furthermore, the Bank continues to maintain a strong compliance regime respectful of laws and regulations, including those related to international sanctions.

In view of all the foregoing, the Bank continues to believe that its contacts with the Jurisdictions, which continue to be incidental to the Bank’s normal course of business, will not have any adverse impact on the Bank’s reputation or share value.

To conclude, the Bank acknowledges as follows:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bank may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Luc Vanneste

Luc Vanneste

Executive Vice-President and Chief Financial Officer

The Bank of Nova Scotia

9	Confidential Treatment Requested by The Bank of Nova Scotia of Limited Portions of the Responses to Comments 2 and 3 Pursuant to Rule 83.